SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12b-25



                       Commission File No.:  1-15303




                        NOTIFICATION OF LATE FILING



      (Check One):  [   ] Form 10-K;  [  ] Form 11-K; [  ] Form 20-F;
                     [ X ] Form 10-Q; [  ] Form N-SAR




                   For Period Ended:  September 30, 2000


[  ] Transition Report on Form 10-K [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K




For the Transition Period Ended:________________________________________





      Nothing on this form shall be construed to imply that the commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

PART I.  REGISTRANT INFORMATION


Full name of registrant:            ENTRADE INC.

Former name, if applicable:         N/A

Address of principal executive
  office (Street and Number):       500 Central Avenue


City, State and Zip Code:           Northfield, IL   60093



PART II.  RULE 12b-25 (b) AND (C)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b)   The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Company is in the process of: (i) incorporating disclosures regarding recent events material to the Company's business; and (ii) finalizing financial disclosure information for the period ended September 30, 2000, and will be unable to file its quarterly report on Form 10-Q by November, 2000, the required filing date, without unreasonable effort or expense.

PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

William J. Lapelle              (847)           441-7676
----------------------------------------------------------------------
(name)                        (area code)       (telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes; [ ] No

      (3) It is anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?  [ X ] Yes;  [   ] No

      If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, sate the reasons why a reasonable estimate of the results cannot be made.


During the Third Quarter of 1999, the Company had limited operations and as such reflected a small loss. By the Third Quarter of 2000, the Company had a significant number of businesses in development and as such reflected a significantly larger loss.

                               ENTRADE INC.
               --------------------------------------------
               (Name of registrant as specified in charter)



      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                              ENTRADE INC.


                              By:   /s/ Norman Smagley
                                    ------------------------------
                                    Norman Smagley
                                    Chief Financial Officer



Date:  November 14, 2000



Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)